Filed by First Midwest Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a‑12

under the Securities Exchange Act of 1934

Subject Company: First Midwest Bancorp, Inc.

(Registration No. 333-234242)

The following excerpts relating to the pending acquisition of Bankmanagers Corp.  (“Bankmanagers”), the holding company for Park Bank (“Park”), by First Midwest Bancorp, Inc. (“First Midwest”) are from the transcript of a conference call held by executive officers of First Midwest on October 23, 2019 in connection with First Midwest’s announcement of its financial results for the quarter ended September 30, 2019.

Patrick S. Barrett – First Midwest Bancorp, Inc. – Executive Vice President & CFO

Moving to capital on Slide 9. We continue to maintain capital at strong levels and are pleased with our track record of rapidly earning back the capital we've deployed. Capital accretion from excess earnings continues to provide us with flexibility to fund both growth and continued share repurchases, although note that we are currently constrained on repurchase activity until we close the Park acquisition.

During the quarter, we repurchased 645,000 shares and paid a dividend to shareholders that represents nearly a 30% increase from the same period a year ago. We expect continued capital accretion from excess earnings, providing further flexibility to fund growth or continued share repurchases once we close Park. And for that, we have remaining Board-approved repurchase capacity of approximately $145 million.

. . .

And finally, note that for your convenience, we’ve summarized our outlook, the announced details of the Park acquisition as well as our current quarter’s earnings on Slides 11 through 13, respectively.

. . .

Michael L. Scudder – First Midwest Bancorp, Inc. – Chairman of the Board & CEO

Thanks, Pat. So just to recap. Obviously, it's a tough rate backdrop, but that's really true for the short term. As we look to the longer term, we really like our positioning. We continue to execute on our priorities. And as we say in this type of environment, that also creates opportunities that we believe will accrue to our long-term benefit. Included among those is our teams continue to work hard and have built a tremendous core deposit foundation, which can be undervalued amidst today's short-term noise. Our credit capabilities are broader and more diverse. Our acquisition of Park Bank will add an additional $1 billion in assets, a talented team and broader access to what we believe is a very attractive Milwaukee marketplace. As we await an expected first quarter close, the team is locked and loaded. And we look forward to competing in the marketplace. We're very thrilled with our progress to date there.

. . .

Nathan James Race – Piper Jaffray Companies

First on the buyback from here. I think, Pat, you mentioned that probably you'd be constrained in the fourth quarter as the Park deal nears closing. So just curious on maybe the appetite for buybacks into 2020, assuming maybe the stock remains near the current levels. And it seems like the CECL impact is going to be fairly digestible, so just curious to kind of get your thoughts on the buyback heading into 2020.

Patrick S. Barrett –  First Midwest Bancorp, Inc. – Executive Vice President & CFO

Yes. So we like our capital levels where they are. So we're not in a big hurry to lower them. But absent other, either higher organic growth or other acquisition or capital deployment alternatives, we're creating 70% of our earnings every quarter. And so the philosophy behind the buyback, if you will, was to be able to eat up that excess earnings accretion over time as we earned it. We like the stock at today's price as a buyer. We would like it probably a good bit higher, quite frankly, to Mike's prepared remarks on the value of our stock. So we think that we'll continue to be a good buy for the foreseeable future, and you should expect us to be more programmatic with that as we earn and accrete excess capital.

. . .

Nathan James Race –  Piper Jaffray Companies

… Mike, curious to get up in just in terms of what you're seeing in terms of the flow of M&A opportunities at this point. I can't imagine the size of the Park  deal will put you guys on the sideline near term. So just curious if you're seeing increased activity flow across your desk or if it's kind of a steady state versus what we've seen recently.

Michael L. Scudder – First Midwest Bancorp, Inc. – Chairman of the Board & CEO

I  always say the environment generally reflects -- the M&A environment just reflects the environment around us. So right now, there's just a lot of noise and a lot of volatility around the market. So I would assume that would slow things down to a degree. But there's always some steady stream of dialogue that's out there at any one point in time. I would say our focus, as we think about it, certainly here in the short run is we want to make sure that we put our best foot forward as we go through and integrate Park, and that's really where our point of emphasis is. To the extent opportunities become available, we're always ready to consider those and be proactive there.

The foregoing excerpts are from the transcript of the conference call, which was provided by a third-party transcription service and may not be 100 percent accurate and may contain misspellings and other inaccuracies.

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Forward-Looking Statements

This document, as well as any oral statements made by or on behalf of First Midwest, may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by the use of words such as “may,” “might,” “will,” “would,” “should,” “could,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “outlook,” “predict,” “project,” “probable,” “potential,” “possible,” “target,” “continue,” “look forward,” or “assume” and words of similar import. Forward-looking statements are not historical facts or guarantees of future performance but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and events may differ, possibly materially, from the anticipated results or events indicated in these forward-looking statements. First Midwest cautions you not to place undue reliance on these statements. Forward-looking statements are made only as of the date made, and First Midwest undertakes no obligation to update any forward-looking statements.

Forward-looking statements are subject to certain risks, uncertainties and assumptions, including, but not limited to: expected synergies, cost savings and other financial or other benefits of the proposed transaction between First Midwest and Bankmanagers might not be realized within the expected timeframes or might be less than projected, the requisite shareholder and regulatory approvals for the proposed transaction might not be obtained or might not be obtained in a timely manner, credit and interest rate risks associated with First Midwest’s and Bankmanagers’ respective businesses, customer borrowing, repayment, investment and deposit practices, and general economic conditions, either nationally or in the market areas in which First Midwest and Bankmanagers operate or anticipate doing business, may be less favorable than expected, new regulatory or legal requirements or obligations, and other risks, uncertainties and assumptions identified under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in First Midwest’s annual report on Form 10‑K for the year ended December 31, 2018, as well as First Midwest’s subsequent filings made with the Securities and Exchange Commission (the “SEC”). These risks and uncertainties are not exhaustive and other sections of such reports describe additional factors that could adversely impact First Midwest’s business, financial performance and pending or consummated acquisition transactions, including the proposed acquisition of Bankmanagers.

Additional Information

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed merger of First Midwest and Bankmanagers, First Midwest has filed a registration statement on Form S‑4 (File No. 333-234242) with the SEC.  The registration statement includes a proxy statement of Bankmanagers, which also constitutes a prospectus of First Midwest, that will be sent to Bankmanagers’ shareholders. Investors and shareholders are advised to read the registration statement and proxy statement/prospectus because it contains important information about First Midwest, Bankmanagers and the proposed transaction.  This document and other documents relating to the transaction filed by First Midwest can be obtained free of charge from the SEC’s website at www.sec.gov.  These documents also can be obtained free of charge by accessing First Midwest’s website at www.firstmidwest.com under the tab “Investor Relations” and then under “SEC Filings.”  Alternatively, these documents can be obtained free of charge from First Midwest upon written request to First Midwest Bancorp, Inc., Attn: Corporate Secretary, 8750 West Bryn Mawr Avenue, Suite 1300, Chicago, Illinois 60631 or by calling

(708) 831‑7483, or from Bankmanagers upon written request to Bankmanagers Corp., Attn: P. Michael Mahoney, President, 330 East Kilbourn Avenue, Milwaukee,  Wisconsin 53202 or by calling (414) 466‑8000.

Participants in this Transaction

First Midwest, Bankmanagers and certain of their respective directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from Bankmanagers’ shareholders in connection with the proposed transaction.  Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, is included in the proxy statement/prospectus regarding the proposed Bankmanagers transaction.  Additional information about First Midwest and its directors and certain of its officers may be found in First Midwest’s definitive proxy statement relating to its 2019 Annual Meeting of Stockholders filed with the SEC on April 4, 2019 and First Midwest’s annual report on Form 10‑K for the year ended December 31, 2018 filed with the SEC on March 1, 2019.  The definitive proxy statement and annual report can be obtained free of charge from the SEC’s website at www.sec.gov.